Exhibit 99.92

CARBON STREAMING CORPORATION

(Formerly Mexivada Mining Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2020

This management’s discussion and analysis (“MD&A”) reviews the significant activities of Carbon Streaming Corporation (formerly Mexivada Mining Corp.) (“CSC” or the “Company”) and analyzes the financial results for the three and six months ended December 31, 2020. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended December 31, 2020 of the Company with the related notes thereto, and the Company’s audited annual consolidated financial statements for the year ended June 30, 2020 and the related notes thereto, which are available for viewing on www.sedar.com.

All financial information in this document is prepared in accordance with International Financial Reporting Standards (“IFRS”) and presented in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is February 28, 2021.

Management is responsible for the preparation and integrity of the Company’s unaudited condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including that within the Company’s financial statements and MD&A, is complete and reliable.

This discussion contains forward-looking statements that involve risks and uncertainties. Although such information is considered to be accurate, actual results may differ materially from those anticipated in the statements made. Additional information on the Company is available for viewing on SEDAR at www.sedar.com.

Overview

The Company was incorporated under the Business Corporations Act (British Columbia) on September 13, 2004 under the name “Mexivada Mining Corp.”, and commenced operations on November 18, 2004. The Company has historically focused on the acquisition of precious and rare high tech metal exploration properties in Mexico, the state of Nevada in the United States, and in the province of Ontario in Canada.

Until recently, the Company had been subject to the following cease trade orders (“CTO”s) with respect to the Company’s failure to file its annual financial statements for the fiscal year ended June 30, 2012, and corresponding MD&A:

1.	CTO issued by the British Columbia Securities Commission on November 19, 2012;

2.	CTO issued by the Ontario Securities Commission (OSC) on December 3, 2012; and

3.	CTO issued by the Alberta Securities Commission (ASC) on March 5, 2013.

During the year ended June 30, 2020, the Company made application to have the CTOs revoked; and in February 2020, the Company was successful in obtaining full revocation orders to all three CTOs.

The Company’s shares previously traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MNV”. Upon the first CTO being issued, the Company’s shares were halted from trading and, on May 9, 2017, the Company’s shares were delisted from trading on the TSX-V for failing to pay outstanding sustaining fees. The Company’s shares are not presently listed for trading on any stock exchange.

Since the rescission of the CTOs, the Company has changed its business focus from mineral exploration to becoming an investment company, focused on the regulated and voluntary carbon offset and sequestration sectors. To that end, the Company has raised funds to settle its outstanding liabilities, for general and administrative expenses, and to seek investment opportunities.

Corporate Restructuring

On May 21, 2020, at the Company’s annual general meeting of shareholders, three new directors were appointed, to expand the Company’s board to four members. On June 15, 2020, the Company completed a 100-old for 1-new share consolidation and a name change to Carbon Streaming Corporation. All common shares, warrants, options, loss per share and weighted average number of shares outstanding have been retroactively restated to reflect this share consolidation.

During September 2020, Richard Redfern resigned from the Company’s board of directors and as Chief Executive Officer.

Subsequent to December 31, 2020, Colin Watt, Ming Jang and Edgar Froese resigned as directors of the Company and were replaced by Justin Cochrane, Maurice Swan and Andy Tester. Mr. Cochrane was also appointed as Chief Executive Officer of the Company. In addition, Mark Gelmon resigned as Chief Financial Officer of the Company and was replaced by Conor Kearns.

The Company intends to become an investment company, focused on the regulated and voluntary carbon offset and sequestration sectors. However, to date, the Company remains in the process of investigating opportunities in these sectors and has not entered in to any transactions. The Company has recently raised some new capital through the sale of equity (see “Financings” section below). However, there is no assurance that it will be successful in finding any investments.

Amalgamation

In June 2020, the Company completed an amalgamation with 1247372 B.C. Ltd. (“Fundco”). Fundco previously raised $714,000 on a unit private placement basis at $0.05 per unit, and had loaned funds to the Company to enable the Company to settle the majority of its outstanding liabilities. As a result of the amalgamation, the Company issued 14,280,000 shares to the Fundco shareholders, and an equivalent number of warrants exercisable at $0.125 per share until April 22, 2025. The Company incurred issuance costs totalling $8,973 in conjunction with this transaction.

Financings

During December 2020, the Company issued 4,850,000 units for gross proceeds of $242,500. Each unit is comprised of one common share and one share purchase warrant, with 1,400,000 warrants exercisable at $0.125 until December 16, 2025 and 3,450,000 warrants exercisable at $0.125 until December 22, 2025.

During January 2021, the Company closed a non-brokered private placement of 14,670,000 units in the capital of the Company at $0.25 per unit for gross proceeds of $3,667,500, of which $770,000 was received as at December 31, 2020. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at

$0.75 for a period of five years from the date of issue.

In addition, the Company is currently undertaking a further fund raising through the sale of units at a price of $0.75 per unit; each unit to be comprised of one share and one share purchase warrant exercisable to acquire an additional Share at $1.50 for five years from the date of issue, for use in making at least two investments or acquisitions.

Results of Operations

Three months ended December 31, 2020

During the three months ended December 31, 2020 (the “current period”), the Company incurred a loss and comprehensive loss of $539,778 compared to a loss of $4,009 for the three months ended December 31, 2019 (the “comparative period”).

During the current period, the Company incurred professional fees of $23,155 as compared to $7,500 incurred during the comparative period. This increase reflects costs incurred by the Company toward preparing and filing outstanding financial statements, and legal fees relating to post-amalgamation and corporate matters. The Company also recorded consulting fees of $508,352 (2019 - $Nil) related to the Company’s transition to an investment company, focused on the regulated and voluntary carbon offset and sequestration sectors. (see Commitments section below for discussion).

Six months ended December 31, 2020

During the six months ended December 31, 2020 (the “current six-month period”), the Company incurred a loss and comprehensive loss of $565,898 compared to a loss of $13,654 for the six months ended December 31, 2019 (the “comparative six-month period”).

During the current six-month period, the Company incurred professional fees of $39,275 as compared to $15,000 incurred during the comparative six-month period. This increase reflects costs incurred by the Company toward preparing and filing outstanding financial statements, and legal fees relating to post-amalgamation and corporate matters. The Company also recorded consulting fees of $508,352 (2019 - $Nil) related to the Company’s transition to an investment company, focused on the regulated and voluntary carbon offset and sequestration sectors. (see Commitments section below for discussion).

Summary of Quarterly Results

The following is a summary of certain financial information for each of the eight most recently completed quarters:

	Three Months Ended Dec 31, 2020	Three Months Ended Sept 30, 2020	Three Months Ended June 30, 2020	Three Months Ended Mar 31, 2020
Total assets	$1,287,778	$346,610	$313,136	$-
Working capital (deficiency)	627,923	155,201	181,321	(512,304)
Loss for the period	(539,778)	(26,120)	(11,402)	(83,698)
Loss per share	(0.04)	(0.00)	(0.00)	(0.12)

	Three Months Ended Dec 31, 2019	Three Months Ended Sept 30, 2019	Three Months Ended June 30, 2019	Three Months Ended Mar 31, 2019
Total assets	$-	$-	$-	$-
Working capital (deficiency)	(428,606)	(424,597)	(414,952)	(406,240)
Loss for the period	(4,009)	(9,645)	(8,712)	(2,669)
Loss per share	(0.01)	(0.01)	(0.01)	(0.00)

Related party transactions

Related party balances

During the six months ended December 31, 2020, the Company entered into the following transactions with related parties:

a)	In January 2021, as part of the Company’s refocus, an employment agreement was signed and the Company accrued consulting fees of $127,300 (US$100,000) for past services (2019 - $Nil) to the current Chief Executive Officer of the Company.

b)	In January 2021, as part of the Company’s refocus, an employment agreement was signed and the Company accrued consulting fees of $12,732 (US$10,000) for past services (2019 - $Nil) to the current Chief Financial Officer of the Company.

c)	Paid or accrued consulting fees of $25,000 (2019 - $Nil) to two former directors of the Company.

d)	Paid or accrued professional fees of $5,000 (2019 - $5,000) to the former Chief Financial Officer of the Company.

As at December 31, 2020, accounts payable and accrued liabilities included $177,032 owing to related parties.

Key management personnel compensation

The Company’s related parties include key management personnel. Key management personnel includes executive officers and members of the Board of Directors of the Company.

Key management personnel compensation disclosed above (including senior officers and certain directors of the Company):

	December 31, 2020	December 31, 2019
Short-term benefits	$170,032	$5,000
Share-based payments	-	-

Commitments

During January 2021, and as part of the Company’s refocus, the Company entered into employment agreements with the current CEO and current CFO of the Company and entered into various consulting agreements.

Other Matters

The Company has no business or operations, and no positive operating cash flow. As at December 31, 2020, the Company had working capital of $640,655 inclusive of cash on hand of $1,284,100. This compares to working capital of $181,321 as at June 30, 2020, inclusive of cash on hand of $310,202.

As at December 31, 2020, the Company had current and total assets of $1,287,778 (June 30, 2020 - $313,136) and total liabilities of $647,123 (June 30, 2020 - $131,815). The Company does not have any long-term debt.

The Company may need to raise additional capital in order to make any significant investments. However, there can be no assurances that the Company will be successful in obtaining financing on terms acceptable to it, or at all. During the current quarter, the Company initiated a non-brokered private placement to raise additional funds through the distribution of units at $0.75 per unit. See “Financings” section above.

There are no known trends, risks or demands affecting the Company except that (i) for the Company to carry on any new active business, it may be required to raise new financing, and (ii) the Company may incur additional expenses or delays due to capital market uncertainty and business disruptions caused by the Covid-19 global pandemic. The future impact of the outbreak is highly uncertain and cannot be predicted. There can be no assurance that such disruptions, delays and expenses will not have a material adverse impact on our business objectives and milestones over the next 12 months.

The major operating milestones affecting or pertaining to the Company are: (i) to make initial acquisitions in the regulated and voluntary carbon offset and sequestration sectors; and (ii) to seek to resume trading on a stock exchange in Canada. There is no assurance any of the above will occur.

The Company has no off-balance sheet arrangements as at the date of this MD&A.

The Company has no undisclosed proposed transactions as at the date of this MD&A.

The Company has not adopted any new accounting policies, nor does it expect to adopt any new accounting policies during the remainder of fiscal 2021, including changes to be made voluntarily or those due to a change in an accounting standard or a new accounting standard that the Company does not have to adopt until a future date.

For a discussion of financial instruments, and the risks associated therewith, see Note 8 to the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended December 31, 2020. The Company’s financial assets consist of cash, whereas the Company’s financial liabilities consist of accounts payable and accrued liabilities and amounts due to related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximates their carrying value due to the short-term nature of their maturity.

As at the date of this MD&A, the Company has 34,495,636 common shares issued and outstanding, 19,130,000 warrants exercisable at $0.125 per share until between April 22 and December 22, 2025 and 14,670,000 warrants exercisable at $0.75 per share until January 27, 2026. There are no other securities outstanding in the capital of the Company as of the date of this MD&A.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments may adversely affect workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.